UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Mirum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

604749 101

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 604749 101

1.	Name of Reporting Persons. Frazier Life Sciences IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,566,912 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,566,912 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,566,912 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. FHMLS IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,566,912 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,566,912 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,566,912 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. FHMLS IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,566,912 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,566,912 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,566,912 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 210,782 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 210,782 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,782 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 210,782 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 210,782 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 210,782 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,782 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 210,782 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 210,782 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 210,782 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,782 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 210,782 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 50,087 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 50,087 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,087 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 50,087 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 50,087 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 50,087 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,087 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 50,087 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 50,087 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,087 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,087 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 50,087 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,827,781 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,827,781 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,827,781 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (ii) 210,782 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., and (iii) 50,087 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 34,000 shares (1)
	8.	Shared Voting Power 3,827,781 shares (1)
	9.	Sole Dispositive Power 34,000 shares (1)
	10.	Shared Dispositive Power 3,827,781 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,861,781 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (ii) 210,782 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (iii) 50,087 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. and (iv) 34,000 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of August 12, 2022. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022 and (ii) 34,000 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of August 12, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 210,782 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 210,782 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,782 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 210,782 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 210,782 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 210,782 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,782 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 210,782 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

1.	Name of Reporting Persons. Daniel Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 50,087 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 50,087 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,087 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 50,087 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

CUSIP No. 604749 101

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the statement on Schedule 13D filed on July 26 2019 (the “Original Schedule 13D”) as amended on April 29, 2020 and December 18, 2020 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 3, the “Schedule 13D”) with respect to the Common Stock of Mirum Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 950 Tower Lane, Suite 1050, Foster City, California 94404. Except as otherwise specified in Amendment No. 3, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

Item 2.	Identity and Background

(a)	The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences IX, L.P. (“FLS IX”)

FHMLS IX, L.P.

FHMLS IX, L.L.C.

Frazier Life Sciences Public Fund, L.P. (“FLSPF”)

FHMLSP, L.P.

FHMLSP, L.L.C.

Frazier Life Sciences XI, L.P. (“FLS XI”)

FHMLS XI, L.P.

FHMLS XI, L.L.C.

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Albert Cha (“Cha”)

James Brush (“Brush”)

Daniel Estes (“Estes”)

(b)	The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.

70 Willow Road, Suite 200

Menlo Park, CA 94025

(c)

FLS IX is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS IX, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS IX, L.L.C. is to serve as general partner of FHMLS IX, L.P.

FLSPF is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P.

FLS XI is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P.

The principal business of Topper and Hereon is to manage FLS IX, FHMLS IX, L.P., FHMLS IX, L.L.C., FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C. and a number of affiliated partnerships with similar businesses.

The principal business of Cha and Brush is to manage FLSPF, FHMLSP, L.P., FHMLSP, L.L.C. and a number of affiliated partnerships with similar businesses.

The principal business of Estes is to manage FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C. and a number of affiliated partnerships with similar businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLS IX	-	Delaware, U.S.A.
	FHMLS IX, L.P.	-	Delaware, U.S.A.
	FHMLS IX, L.L.C.	-	Delaware, U.S.A.
	FLSPF	-	Delaware, U.S.A.
	FHMLSP, L.P.	-	Delaware, U.S.A.
	FHMLSP, L.L.C.	-	Delaware, U.S.A.
	FLS XI	-	Delaware, U.S.A.
	FHMLS XI, L.P.	-	Delaware, U.S.A.
	FHMLS XI, L.L.C.	-	Delaware, U.S.A.

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen
	Cha	-	United States Citizen
	Brush	-	United States Citizen
	Estes	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), FLS IX purchased from the Issuer in a series of private transactions, 24,935,300 shares of Series A Preferred Stock for an aggregate purchase price of $25,000,008.84. Upon closing of the IPO, the shares of Series A Preferred Stock held by FLS IX automatically converted into Common Stock of the Issuer on an 8-to-1 basis, resulting in FLS IX holding a total of 3,116,912 shares of Common Stock at such time. In addition, at the time of the IPO, FLS IX purchased an aggregate of 450,000 shares of Common Stock of the Issuer at the IPO price of $15.00 per share.

On August 12, 2022, FLSPF purchased an aggregate of 210,782 shares of Common Stock of the Issuer for a total purchase price of $4,847,986.

On August 12, 2022, FLS XI purchased an aggregate of 50,087 shares of Common Stock of the Issuer for a total purchase price of $1,152,001.

FLS IX holds 3,566,912 shares of Common Stock of the Issuer as of the date of this filing (the “FLS Shares”), FLSPF holds 210,782 shares of Common Stock of the Issuer as of the date of this filing (the “FLSPF Shares”), and FLS XI holds 50,087 shares of Common Stock of the Issuer as of the date of this filing (the “FLS XI Shares”).

The working capital of FLS IX, FLSPF and FLS XI was the source of the funds for the purchase of the FLS IX Shares, the FLSPF Shares and the FLS XI Shares. No part of the purchase price of the FLS IX Shares, the FLSPF Shares or the FLS XI Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLS IX Shares, the FLSPF Shares and the FLS XI Shares.

Item 4.	Purpose of Transaction

Each of FLS IX, FLSPF and FLS XI acquired the FLS IX Shares, the FLSPF Shares and the FLS XI Shares, as the case may be, for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLS IX, FLSPF and FLS XI and the other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

FLS IX is the record owner of the FLS IX Shares. As the sole general partner of FLS IX, FHMLS IX, L.P. may be deemed to beneficially own the FLS IX Shares. As the sole general partner of FHMLS IX, L.P., FHMLS IX, L.L.C. may be deemed to beneficially own the FLS IX Shares. As members of FHMLS IX, L.L.C., each of Topper and Heron may be deemed to beneficially own the FLS IX Shares.

FLSPF is the record owner of the FLSPF Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As members of FHMLSP, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the FLSPF Shares.

FLS XI is the record owner of the FLS XI Shares. As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Shares. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Shares. As members of FHMLS XI, L.L.C., each of Topper, Heron and Estes may be deemed to beneficially own the FLS XI Shares.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. For each Reporting Person other than Heron, such percentage was calculated based on the 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022.

Heron’s percentage was calculated based on (i) 36,744,923 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and including the underwriters’ option to purchase an additional 521,739 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on August 10, 2022, and (ii) 34,000 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of August 12, 2022.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLS IX:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS IX, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS IX, L.L.C:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLSPF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
8/12/2022	Purchase	210,782	Common Stock	$23.00

FHMLSP, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS XI:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
8/12/2022	Purchase	50,087	Common Stock	$23.00

FHMLS XI, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS XI, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Cha:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Brush:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Estes:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS IX Shares, the FLSPF Shares, the FLS XI Shares beneficially owned by any of the Reporting Persons, other than the respective limited partners, general partners, members and/or beneficiaries of such Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lockup Agreements

In connection with the stock purchase that occurred on August 12, 2022, FLS IX and Heron, along with all of the Issuer’s other directors, executive officers and certain other securityholders agreed with the underwriters for the offering, subject to certain exceptions, not to dispose of or hedge any Common Stock or securities convertible into or exchangeable for Common Stock during the period from the date of the lock-up agreements continuing through November 7, 2022, except with the prior written consent of J.P. Morgan Securities LLC, SVB Securities LLC and Evercore Group L.L.C.

Investors’ Rights Agreement

Pursuant to the terms of an Investors’ Rights Agreement with the Issuer dated November 5, 2018, certain holders of the Issuers common stock, including FLS IX, is entitled to rights with respect to the registration of their shares of Common Stock (the “registerable securities”) under the Securities Act of 1933, as amended. Beginning 180 days after the completion of the IPO, the holders of a majority of the then-outstanding registrable securities have demand rights to request the registration on Form S-1 of their registrable securities, provided the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million. The Issuer is required to file up to two registration statements that are declared effective upon exercise of these demand registration rights. In addition, the holders of a majority of the then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered, net of selling expenses, is at least $1.0 million. The stockholders may only require two registration statements on Form S-3 in a 12-month period. If the Issuer registers any of its securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in such registration statement, subject to certain exclusions. All of these registration rights will expire, with respect to any particular holder, five years after the effective date of the IPO, or if earlier the date such stockholder (a) holds less than 1% of the Issuer’s outstanding Common Stock (including shares issuable on conversion of outstanding convertible preferred stock) or (b) can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A -	Agreement regarding filing of joint Schedule 13D.

Exhibit B -	Form of Lock-up Agreement.

Exhibit C -	Investors’ Rights Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2022	FRAZIER LIFE SCIENCES IX, L.P.
By FHMLS IX, L.P., its general partner
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLS IX, L.P.
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLS IX, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FRAZIER LIFE SCIENCES XI, L.P.
By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	By:	*
James Topper

Date: August 16, 2022	By:	*
Patrick Heron

Date: August 16, 2022	By:	**
Albert Cha

Date: August 16, 2022	By:	**
James Brush

Date: August 16, 2022	By:	***
Daniel Estes

Date: August 16, 2022	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.
**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.
***	This Schedule 13D was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.

Exhibit Index

Exhibit A -	Agreement regarding filing of joint Schedule 13D.

Exhibit B -	Form of Lock-up Agreement (incorporated by reference to Annex I to that certain Underwriting Agreement between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 10, 2022).

Exhibit C -	Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 21, 2019).

EXHIBIT A

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Stock of Mirum Pharmaceuticals, Inc.

Date: August 16, 2022	FRAZIER LIFE SCIENCES IX, L.P.
By FHMLS IX, L.P., its general partner
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLS IX, L.P.
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLS IX, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FRAZIER LIFE SCIENCES XI, L.P.
By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 16, 2022	By:	*
James Topper

Date: August 16, 2022	By:	*
Patrick Heron

Date: August 16, 2022	By:	**
Albert Cha

Date: August 16, 2022	By:	**
James Brush

Date: August 16, 2022	By:	***
Daniel Estes

Date: August 16, 2022	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.

**	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.

***	This Agreement was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.